Financial Report Grupo Financiero Galicia S.A. 20232nd. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, August 22, 2023, Grupo Financiero Galicia S.A. ("Grupo Galicia" o "GFG", BYMA/NASDAQ: GGAL), announced its financial results for the second quarter of fiscal year 2023, ended on June 30, 2023.

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG's financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.labolsa.com.ar), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Diego Rivas
Chief Financial Officer

Pablo Firvida
Investor Relations Officer

> The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 "Financial Information in Hyperinflationary Economies" except otherwise noted.

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August 23, 2023
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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A.U. (Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu), Galicia Securities S.A.U., Agri Tech Investments LLC (Nera), Galicia Investments LLC and Galicia Ventures LP.

It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies, and its board of directors has a high commitment in customer experience and sustainable development.

Financial Report

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Ps.80,410 million Net income for the period +233% vs. 6M 2022 Net profit per share Ps.39.31 Capital Ratio 23.07% ROE 17.76% +1,223 bp vs. 6M 2022 Efficiency 62.33% -1,689 bp vs. 6M 2022 Employees 8,792 Branches and other points of sale 457 Deposits accounts Galicia In thousands 9,560 Credit cards In thousands 13,468 4 Ps.57,972 million Net income for the quarter +425% vs. 2Q 2022 ROE 25.95% +2,084 bp vs. 2Q 2022 Efficiency 54.44% -2,556 bp vs. 2Q 2022 Highlights Nera Grupo Galicia launched Nera, a digital ecosystem with entrepreneurial spirit for those who want to have within easy reach all payment and financing alternatives for the agricultural sector, connecting suppliers and producers who want to grow in an agile and safe way.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima (1) Galicia consolidated with Naranja X. Selected ratios Percentages 2023 2023 2022 Variation (bp) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 ROA 4.86 1.86 0.94 300 392 ROE 25.95 9.79 5.11 1,616 2,084 Financial Margin 29.09 24.33 19.80 476 929 Efficiency ratio 54.44 73.25 80.00 (1,881) (2,556) Capital ratio (1) 23.07 22.90 23.12 17 (5) NPL Ratio 3.08 2.87 2.63 21 45 Allowance for loan losses / Private-sector financing 4.53 4.81 4.95 (28) (42) Coverage 147.23 167.40 188.28 (2,016) (4,104) Non-accrual portfolio with guarantees to non-accrual portfolio 3.93 4.90 4.84 (97) (91) Cost of risk 4.33 3.64 3.83 69 49 5 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Net income attributable to GFG for the quarter amounted to Ps.57,972 million, which represented a 4.86% annualized return on average assets and a 25.95% annualized return on average shareholder's equity.

Said result is mainly due to profits from its interest in Galicia (Ps.51,781 million), in Fondos Fima (Ps.4,431 million), in Galicia Seguros (Ps.894 million) and in Naranja X (Ps.185 million).


Results from Equity Investments
Galicia
51,781
7,909
Naranja X
185
1,056
Galicia Seguros
894
404
Fondos Fima
4,431
2,438
2Q 2023
2Q 2022

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Income Statement					
In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	2Q	1Q	2Q	vs. 1Q23	vs. 2Q22
Net interest income	198,940	140,580	88,039	42	126
Net fee income	54,779	54,993	48,199	—	14
Net results from financial instruments	32,741	68,471	83,055	(52)	(61)
Gold and foreign currency quotation differences	34,278	14,880	3,624	130	846
Other operating income	45,558	35,830	25,337	27	80
Underwriting income from insurance business	4,816	4,982	4,440	(3)	8
Loan loss provisions	(21,919)	(18,431)	(21,604)	19	1
Net operating income	**349,193**	**301,305**	**231,090**	**16**	**51**
Personnel expenses	(37,225)	(37,522)	(36,746)	(1)	1
Administrative expenses	(34,548)	(32,464)	(33,378)	6	4
Depreciations and devaluations of assets	(9,943)	(9,569)	(10,166)	4	(2)
Other operating expenses	(59,651)	(55,247)	(40,508)	8	47
Operating Income	**207,826**	**166,503**	**110,292**	**25**	**88**
Results from the net monetary position	(124,598)	(131,085)	(95,710)	(5)	30
Results from associates and joint ventures	(123)	(343)	(179)	(64)	(31)
Income tax	(25,133)	(12,637)	(3,368)	99	646
Net income	**57,972**	**22,438**	**11,035**	**158**	**425**
Other comprehensive income	216	36	140	500	54
Total comprehensive income	**58,188**	**22,474**	**11,175**	**159**	**421**

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Assets Cash and due from banks 548,273 613,008 588,485 (11) (7) Debt securities 60,067 73,573 769,359 (18) (92) Net loans and other financing 1,845,681 1,808,547 2,086,140 2 (12) Other financial assets 2,121,730 1,923,039 1,045,810 10 103 Investment in subsidiaries, associates and joint ventures 1,196 1,320 1,449 (9) (17) Property, bank premises, equipment 174,851 173,033 175,355 1 — Intangible assets 58,632 57,366 60,998 2 (4) Other assets 48,482 53,414 51,597 (9) (6) Assets available for sale 2 2 170 (19) (99) Total assets 4,858,914 4,703,302 4,779,363 3 2 Liabilities Deposits 2,998,796 2,837,171 3,006,310 6 — Financing from financial entities 54,355 52,333 68,432 4 (21) Other financial liabilities 535,566 531,218 497,766 1 8 Negotiable obligations 71,532 88,127 84,184 (19) (15) Subordinated negotiable obligations 65,837 65,018 69,065 1 (5) Other liabilities 239,212 188,798 189,043 27 27 Total liabilities 3,965,298 3,762,665 3,914,800 5 1 Total Shareholders' equity 893,616 940,637 864,563 (5) 3 8 Selected financial information

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Report Since 1905, Galicia works for the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Ps.70,389 million Net income for the period +254% vs. 6M 2022 Portfolio Quality 2.65% +49 bp. vs. 2Q 2022 Coverage 160.78% -5,773 bp. vs. 2Q 2022 ROE 19.96% +1,438 bp vs. 6M 2022 Efficiency 61.47% -1,920 bp vs. 6M 2022 10 Ps.51,781 million Net income +555% vs. 2Q 2022 ROE 30.62% +2,611 bp vs. 2Q 2022 Efficiency 52.01% -3,059 bp vs. 2Q 2022 Cost of risk 3.78% +14 bp. vs. 2Q 2022 Cost of risk 6M 3.29% +83 bp. vs. 6M 2022 Capital Ratio 23.64% -45 bp. vs. 2Q 2022 11.77% Market share: Loans to the private sector 9.92% Market share: Deposits to the private sector -30 bp vs. 2Q 2022 -24 bp vs. 2Q 2022 Highlights Branches Deposit accounts In thousands Employees Credit Cards In thousands 302 7,141 5,516 4,979 Digital clients 83%

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

In the second quarter of 2023, Galicia registered a net income of Ps.51,781 million, Ps.43,872 million (555%) higher than the result of the same quarter of the previous year, which represented an annualized ROE of 30.62% and an ROA of 5.00%.

The operating result was Ps.84,091 million (99%) higher than in the second quarter of 2022, as a consequence of a higher net operating income.

Net operating income reached Ps.273,027 million, Ps.104,444 million (62%) higher than the Ps.168,583 million in the same quarter of the previous year, mainly as a result of a higher net interest income for Ps.108,937 million (196%). It is important to highlight that the portfolio of instruments issued by the Argentine Central Bank (Leliqs) acquired as of January 1, 2023 is valued at amortized cost, recording its yield in net interest income.

Income Statement

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	2Q	1Q	2Q	vs. 1Q23	vs. 2Q22
Net interest income	164,647	106,387	55,710	55	196
Net fee income	34,048	33,538	29,646	2	15
Net results from financial instruments	20,971	62,275	77,757	(66)	(73)
Gold and foreign currency quotation differences	33,239	14,304	4,843	132	586
Other operating income	34,935	25,136	16,731	39	109
Loan-loss provisions	(14,813)	(11,015)	(16,104)	34	(8)
Net operating income	**273,027**	**230,625**	**168,583**	**18**	**62**
Personnel expenses	(25,809)	(26,743)	(24,880)	(3)	4
Administrative expenses	(24,350)	(22,522)	(23,638)	8	3
Depreciations and devaluations of assets	(8,093)	(8,045)	(8,344)	1	(3)
Other operating expenses	(45,972)	(41,886)	(27,009)	10	70
Operating income	**168,803**	**131,429**	**84,712**	**28**	**99**
Results from the net monetary position	(99,724)	(105,156)	(76,428)	(5)	30
Results from associates and joint businesses	9	(215)	(136)	(104)	(107)
Income tax	(17,307)	(7,450)	(239)	132	7141
Net Income	**51,781**	**18,608**	**7,909**	**178**	**555**
Other comprenhensive income	3	(2)	146	(250)	(98)
Total comprenhensive income	**51,784**	**18,606**	**8,055**	**178**	**543**

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima 12 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 5.00% 1.80% 0.79% 2Q 2023 1Q 2023 2Q 2022 30.62% 10.14% 4.51% 2Q 2023 1Q 2023 2Q 2022 28.03% 23.47% 18.72% 2Q 2023 1Q 2023 2Q 2022 52.01% 75.42% 82.60% 2Q 2023 1Q 2023 2Q 2022

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Yields and rates

Interest-earning assets[(1)]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2023				2022		Variation (% | bp)			
	1Q		4Q		1Q		vs. 1Q23		vs. 2Q22	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**2,584,987**	**80.65**	**2,652,163**	**68.05**	**2,553,301**	**47.13**	**(3)**	**1,260**	**1**	**3,352**
Government securities	1,184,459	88.92	1,265,709	74.44	1,129,479	48.73	(6)	1,448	5	4,019
Loans	1,108,520	68.58	1,091,858	61.22	1,284,850	42.50	2	736	(14)	2,608
Other interest-earning assets	292,008	92.89	294,596	65.88	138,972	77.04	(1)	2,701	110	1,585
In foreign currency	**94,709**	**35.46**	**104,931**	**4.69**	**127,242**	**(0.05)**	**(10)**	**3,077**	**(26)**	**3,551**
Government securities	4,803	35.39	10,953	(4.07)	12,040	(51.42)	(56)	3,946	(60)	8,681
Loans	86,712	6.04	92,009	5.73	111,921	5.02	(6)	31	(23)	102
Other interest-earning assets	3,194	834.19	1,969	4.53	3,281	15.51	62	82,966	(3)	81,868
Interest-earning assets	**2,679,696**	**79.05**	**2,757,094**	**65.64**	**2,680,543**	**44.89**	**(3)**	**1,341**	**—**	**3,416**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average earning assets reached Ps.2,679,696 million, registering a decrease of Ps.847 million, compared to the second quarter of 2022. This decrease was mainly the result of a decrease in the volume of loans in pesos for Ps.176,330 million (14%), offset by an increase in the volume of other interest-earning assets in pesos for Ps.153,036 million (110%).

The average lending rate for the quarter was 79.05%, representing an increase of 3,416 bp, compared to the same quarter of the previous year. This variation is mainly justified by higher average yields on other interest-earning assets in foreign currency (81,868 bp).

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Interest-bearing liabilities[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

				2023		2022				Variation (% | bp)
		1Q		4Q		1Q		vs. 1Q23		vs.4Q22
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**1,850,833**	**70.39**	**1,860,478**	**57.49**	**1,710,170**	**36.40**	**(1)**	**1,290**	**8**	**3,399**
Saving accounts	234,830	0.02	266,349	0.01	292,840	0.02	(12)	1	(20)	—
Time deposits	1,214,604	82.39	1,157,023	69.01	1,084,369	46.30	5	1,338	12	3,609
Other Deposits	347,275	75.18	388,011	61.68	303,015	35.73	(10)	1,350	15	3,945
Debt securities	—	—	5,143	77.30	14,230	47.02	(100)	(7,730)	(100)	(4,702)
Other interest-bearing liabilities	54,124	75.69	43,952	63.46	15,716	34.73	23	1,223	244	4,096
In foreign currency	**464,006**	**1.76**	**512,553**	**1.77**	**506,148**	**1.49**	**(9)**	**(1)**	**(8)**	**27**
Saving accounts	294,886	—	325,065	—	300,540	—	(9)	—	(2)	—
Time deposits	72,552	1.75	85,035	1.43	88,082	0.67	(15)	32	(18)	108
Other Deposits	10,728	—	16,040	—	24,731	—	(33)	—	(57)	—
Debt securities	68,577	7.54	71,729	9.36	77,439	8.45	(4)	(182)	(11)	(91)
Other interest-bearing liabilities	17,263	10.10	14,684	7.86	15,356	2.58	18	224	12	752
Interest-bearing liabilities	**2,314,839**	**56.63**	**2,373,031**	**45.46**	**2,216,318**	**28.43**	**(2)**	**1,117**	**4**	**2,820**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Interest bearing liabilities reached Ps.2,314,839 million, registering an increase of Ps.98,521 million (4%) in relation to the same period of 2022, mainly due to an increase in time deposits in pesos for Ps.130,235 million (12%), offset by a decrease in saving accounts in pesos for Ps.58,010 million (20%).

Likewise, the average rate on interest-bearing liabilities was 56.63%, registering an increase of 2,820 bp with respect to the second quarter of the previous year, as a consequence of the increase in the interest rate on other interest-bearing liabilities in pesos for 4,096 bp and in the interest rate on other deposits in pesos for 3,945 bp. This was offset by a decrease in the rate of debt securities in pesos for 4,702 bp.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net interest income

Net interest income for the quarter amounted to Ps.164,647 million, with a Ps.108,937 million (196%) increase compared to the Ps.55,710 million profit from the same quarter of 2022.

Interest Income					
In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	2Q	1Q	2Q	vs. 1Q23	vs. 2Q22
Private sector securities	44	10	—	340	—
Public sector securities	261,465	177,619	68,374	47	282
Loans and other financing	191,791	168,185	137,272	14	40
Financial sector	1,873	1,426	1,675	31	12
Non-financial private sector	189,918	166,759	135,597	14	40
Overdrafts	24,428	20,161	12,333	21	98
Promissory notes	79,516	66,670	56,659	19	40
Mortgage loans	19,886	15,046	17,321	32	15
Pledge loans	3,483	3,489	3,013	—	16
Personal loans	20,469	19,497	18,555	5	10
Credit-card loans	40,647	40,445	26,363	—	54
Financial leases	806	670	164	20	391
Pre-financing and export financing	280	394	707	(29)	(60)
Other	403	387	482	4	(16)
Other interest-earning assets	39,201	30,146	7,551	30	419
Interest income	**492,501**	**375,960**	**213,197**	**31**	**131**

Interest income for the quarter reached Ps.492,501 million, 131% higher than the Ps.213,197 million registered in the second quarter of 2022.

This increase was a consequence of:

- higher interest on public sector securities measured at amortized cost for Ps.193,091 million (282%), due to the interest accrued on the portfolio of the instruments issued by the Argentine Central Bank (Leliq) acquired from January 1, 2023.
- higher interest on loans and other financing for Ps.54,519 million (40%), as a consequence of higher income on promissory notes (40%) and credit-card loans (54%).
- higher interest on other interest-earning assets for Ps.31,650 million (419%).

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Interest expenses totaled Ps.327,854 million, registering an increase of 108%, compared to the same quarter of 2022. This increase was a consequence of higher interest expenses on time deposits and term investments for Ps.124,839 million (99%) and on other deposits for Ps.38,205 million (141%), both due to increases in the interest rate. Interest expenses In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Deposits 315,761 259,760 152,720 22 107 Saving accounts 10 10 13 — (23) Time deposits and term investments 250,484 199,918 125,645 25 99 Other 65,267 59,832 27,062 9 141 Financing from financial institutions 309 189 443 63 (30) Repurchase agreement transactions 465 308 913 51 (49) Other interest-bearing liabilities 9,905 6,768 104 46 9,424 Negotiable obligations 98 1,251 1,903 (92) (95) Subordinated Negotiable obligations 1,316 1,297 1,404 1 (6) Interest expenses 327,854 269,573 157,487 22 108 16

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Net Fee Income In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Credit cards 11,970 12,886 12,935 (7) (7) Deposit accounts 7,061 6,138 5,909 15 19 Insurance 1,268 1,347 1,415 (6) (10) Financial fees 1 28 197 (96) (99) Credit- related fees 197 270 279 (27) (29) Foreign trade 1,399 1,305 1,700 7 (18) Collections 3,911 3,630 2,725 8 44 Utility-Bills collection services 3,950 4,247 3,967 (7) — Mutual Funds 940 1,015 877 (7) 7 Fees from bundles of products 6,619 6,438 5,230 3 27 Other 3,150 2,961 2,401 6 31 Total fee income 40,466 40,265 37,635 — 8 Total expenditures (6,418) (6,727) (7,989) (5) (20) Net fee income 34,048 33,538 29,646 2 15 The net fee income reached Ps.34,048 million, registering an increase of 15% compared to Ps.29,646 million in the second quarter of 2022. This increase was mainly due to: • higher income from bundles of products for Ps.1,389 million (27%) and higher income from collections for Ps.1,186 million (44%), due to a service price update. • higher income generated by deposit accounts for Ps.1,152 million (19%). 17 Net fee income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net income from financial instruments

The net result of financial instruments was Ps.20,971 million, Ps.56,786 million lower than the Ps.77,757 million recorded in the same quarter of 2022. This decrease was a consequence of the change in the valuation model of the instruments issued by the BCRA that were acquired as of January 1, 2023, which went from being measured from fair value to amortized cost.

Net Income from Financial Instruments					
In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	2Q	1Q	2Q	vs. 1Q23	vs. 2Q22
Government securities	5,389	59,121	76,158	(91)	(93)
Argentine Central Bank	—	35,105	57,845	(100)	(100)
Other	5,389	24,016	18,313	(78)	(71)
Private sector securities	12,261	3,018	2,317	306	429
Derivative financial instruments	(1,400)	136	(688)	(1,129)	103
Forward transactions	(742)	675	(688)	(210)	8
Options	(658)	(539)	-	22	—
Results from derecognition of assets	4,721	—	(30)	—	(15,837)
Net income from financial instruments	**20,971**	**62,275**	**77,757**	**(66)**	**(73)**

Gold and foreign currency quotation differences

The result for the difference in the price of gold and foreign currency for the quarter was a profit of Ps.33,239 million, Ps.28,396 million (586%) higher than the profit of Ps.4,843 million registered in the same quarter of the previous year. This result includes a gain of Ps.2,959 million from the purchase and sale of foreign currency.

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Other Operating Income In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Other financial income (38) 545 572 (107) (107) Rental of safe deposit boxes 1,415 1,358 1,442 4 (2) Other fee income 48 80 59 (40) (19) Other adjustments and interest on miscellaneous receivables 28,187 19,373 11,840 45 138 Other 5,323 3,780 2,818 41 89 Total other operating income 34,935 25,136 16,731 39 109 In the second quarter, other operating income amounted to Ps.34,935 million, registering an increase of Ps.18,204 million (109%) compared to those registered in the same quarter of 2022. This higher result was mainly due to the increase in other adjustments and interest on miscellaneous receivables for Ps.16,347 million (138%), as a consequence of the valuation of titles in guarantee. Loan loss provisions for the quarter totaled Ps.14,813 million, Ps.1,291 million (8%) higher than those made in the same quarter of the previous year. This increase was the consequence of higher delinquencies. 19 Loan-loss provisions Other operating income

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Administrative Expenses In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Fees and compensations for services 1,205 637 1,079 89 12 Fees to directors and syndics 51 64 48 (20) 6 Publicity, promotion and research expenses 1,291 1,227 1,046 5 23 Taxes 6,208 4,648 4,993 34 24 Maintenance and repairment of goods and IT 4,638 5,024 5,173 (8) (10) Electricity and communications 1,302 1,230 1,396 6 (7) Stationery and office supplies 150 63 75 138 100 Hired administrative services 4,545 4,551 5,214 — (13) Security 677 693 596 (2) 14 Insurance 204 272 276 (25) (26) Other 4,079 4,113 3,742 (1) 9 Total administrative expenses 24,350 22,522 23,638 8 3 Administrative expenses for the quarter reached Ps.24,350 million, registering an increase of Ps.712 million compared to the second quarter of the previous year. This increase in administrative expenses was a consequence of higher taxes for Ps.1,215 million (24%). Personnel expenses reached Ps.25,809 million, registering an increase of Ps.929 million (4%) compared to the same quarter of 2022, as a result of the 4% increase in staff. 20 Administrative expenses Personnel expenses

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Depreciation and devaluation of assets

The result for depreciation and devaluation of assets reached Ps.8,093 million, registering an decrease of 3% compared to the same quarter of 2022.

Other operating expenses

Other operating expenses for the quarter reached Ps.45,972 million, which represented an increase of Ps.18,963 million (70%), compared to the Ps.27,009 million recorded in the second quarter of the previous year. This increase was mainly generated by:

- higher expenses for turnover tax for Ps.14,591 million (80%), due to an increase in the gross income tax from financial operations, as a consequence of the increase in the holding of Leliqs.
- higher charges for other provisions for Ps.3,577 million (57%), increase in discounts on credit cards and payroll accounts.

Other Operating Expenses

In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	2Q	1Q	2Q	vs. 1Q23	vs. 2Q22
Contribution to the Deposit Insurance Fund	1,039	1,139	1,076	(9)	(3)
Other financial results	168	—	—	—	—
Turnover tax	32,719	27,674	18,128	18	80
On financial income	30,334	22,792	12,406	33	145
On fees	1,251	3,078	5,053	(59)	(75)
On other items	1,134	1,804	669	(37)	70
Other fee-related expenses	9,805	10,339	6,228	(5)	57
Charges for other provisions	764	982	436	(22)	75
Claims	928	707	405	31	129
Other	549	1,045	736	(47)	(25)
Total other operating expenses	**45,972**	**41,886**	**27,009**	**10**	**70**

21

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Income tax

The income tax charge was Ps.17,307 million, Ps.17,068 million higher than in the second quarter of 2022.

Other comprehensive income

In the second quarter of 2023, Galicia recorded a gain of Ps.3 million in other comprehensive income (OCI).

22

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Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	2Q	1Q	2Q	vs. 1Q23	vs. 2Q22
Assets					
Cash and due from banks	529,787	600,004	577,997	(12)	(8)
Debt securities	48,439	68,482	757,383	(29)	(94)
Net loans and other financing	1,423,174	1,367,683	1,630,541	4	(13)
Other financial assets	1,985,496	1,799,636	1,011,000	10	96
Equity investments in subsidiaries, associates and joint businesses	2,346	2,333	2,492	1	(6)
Property, bank premises, equipment	157,601	155,213	154,493	2	2
Intangible assets	52,595	50,774	54,249	4	(3)
Other assets	20,160	24,095	21,205	(16)	(5)
Assets available for sale	2	2	170	—	(99)
Total assets	**4,219,600**	**4,068,222**	**4,209,530**	**4**	**—**
Liabilities					
Deposits	2,951,801	2,803,059	2,993,856	5	(1)
Financing from financial entities	12,060	12,938	24,727	(7)	(51)
Other financial liabilities	262,465	266,082	238,322	(1)	10
Negotiable obligations	6,587	8,437	25,460	(22)	(74)
Subordinated negotiable obligations	65,837	65,020	69,065	1	(5)
Other liabilities	186,984	230,606	149,141	(19)	25
Total liabilities	**3,485,734**	**3,386,142**	**3,500,571**	**3**	**—**
Shareholders' equity	**733,866**	**682,080**	**708,959**	**8**	**4**
Foreign currency assets and liabilities					
Assets	943,144	802,673	674,523	18	40
Liabilities	630,024	664,552	663,845	(5)	(5)
Net forward purchases/(sales) of foreign currency [(1)]	(3,191)	(9,556)	(26,316)	(67)	(88)
Net global position in foreign currency	**309,929**	**128,565**	**(15,638)**	141	**(2,082)**

(1) Recorded off-balance sheet.

23

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Level of activity

Financing

As ofJune 30, 2023, financing to the private sector reached Ps.1,578,963 million, registering a 13% decrease compared to the same period of the previous year. This drop is mainly due to decreases in loans in pesos for Ps.197,333 million (13%) and in foreign currency for Ps.21,235 million (20%) and decreases in other financing in foreign currency for Ps.17,034 million (18%).

The market share of total loans to the private sector as of June 30, 2023 reached 11.77%, which represents a decrease of 30 bp compared to the second quarter of2022.

Financing to the Private Sector(1)

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	2Q	1Q	2Q	vs. 1Q23	vs. 2Q22
In pesos	**1,413,442**	**1,359,055**	**1,617,844**	**4**	**(13)**
Loans	1,274,063	1,227,246	1,471,396	4	(13)
UVA-adjusted loans	85,049	84,377	92,844	1	(8)
Financial leases	5,142	4,785	2,857	7	80
Other financing(2)	49,188	42,647	50,747	15	(3)
In foreign currency	**165,521**	**200,962**	**204,797**	**(18)**	**(19)**
Loans	85,673	82,726	106,908	4	(20)
Financial leases	448	649	1,455	(31)	(69)
Other financing(2)	79,400	117,587	96,434	(32)	(18)
Total financing to the private sector	**1,578,963**	**1,560,017**	**1,822,641**	**1**	**(13)**

(1) Includes IFRS adjustments.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

24

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As of June 30, 2023, the loan portfolio and other financing net of provisions reached Ps.1,423,174 million, registering a 13% decrease compared to the second quarter of the previous year.
The main decreases were in:

- promissory notes for Ps.83,936 million (14%),
- credit cards for Ps.54,850 million (10%)
- pre-financing and financing of exports for Ps.18,253 million (59%).
- mortgage loans for Ps.18,663 million (47%).

Breakdown of loans and other financing

In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	2Q	1Q	2Q	vs. 1Q23	vs. 2Q22
Financial entities	**18,078**	**10,508**	**26,381**	**72**	**(31)**
Loans	18,078	10,507	26,378	72	(31)
Other financing	—	1	3	(100)	(100)
Non-financial private sector and residents abroad	**1,458,795**	**1,413,778**	**1,679,756**	**3**	**(13)**
Loans	1,426,707	1,383,842	1,644,770	3	(13)
Overdrafts	129,693	125,912	141,235	3	(8)
Promissory notes	503,182	471,359	587,118	7	(14)
Mortgage loans	20,756	24,843	39,419	(16)	(47)
Pledge loans	30,743	33,603	44,849	(9)	(31)
Personal loans	131,085	139,583	148,149	(6)	(12)
Credit-card loans	481,723	474,031	536,573	2	(10)
Pre-financing and financing of exports	12,879	16,458	31,132	(22)	(59)
Other Loans	31,601	21,490	23,539	47	34
Accrued interest, adjustments and foreign currency quotation differences receivable	94,447	83,637	97,022	13	(3)
Documented interest	(9,402)	(7,074)	(4,266)	33	120
Financial leases	5,590	5,434	4,312	3	30
Other financing	26,498	24,502	30,674	8	(14)
Non-financial public sector	**3,385**	**2,119**	**2**	**60**	**—**
Total loans and other financing	**1,480,258**	**1,426,405**	**1,706,139**	**4**	**(13)**
Allowances	**(57,084)**	**(58,722)**	**(75,598)**	**(3)**	**(24)**
Loans	(56,526)	(58,064)	(74,785)	(3)	(24)
Financial leases	(54)	(51)	(30)	6	80
Other financing	(504)	(607)	(783)	(17)	(36)
Net loans and other financing	**1,423,174**	**1,367,683**	**1,630,541**	**4**	**(13)**

25

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Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[1]

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	2Q	1Q	2Q	vs. 1Q23	vs. 2Q22
Government securities' net Position	**1,679,172**	**1,461,567**	**1,290,119**	**15**	**30**
Measured at fair value	26,990	43,884	790,033	(38)	(97)
Leliq	—	—	745,332	—	(100)
Other	26,990	43,884	44,701	(38)	(40)
Measured at amortized cost	1,652,182	1,417,683	500,086	17	230
Leliq	1,016,584	944,928	—	8	—
Bono Dual	201,090	116,389	—	73	—
Lediv	123,621	22,008	—	462	—
Botes	47,400	64,391	85,325	(26)	(44)
Lecer	22,155	81,531	409,038	(73)	(95)
Other	241,332	188,436	5,723	28	4,117
Other receivables resulting from financial brokerage	**212,241**	**173,786**	**260,610**	**22**	**(19)**
Repurchase agreement transactions -Argentine Central Bank	208,824	171,633	260,550	22	(20)
Loans and other financing	3,385	2,120	5	60	—
Trust certificates of participation and securities	32	32	55	—	(42)
Total exposure to the public sector	**1,891,413**	**1,635,353**	**1,550,728**	**16**	**22**

(1) Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which the Bank complies with minimum cash requirements.

As of June 30, 2023, the net exposure to the public sector reached Ps.1,891,413 million, registering a 22% increase in the last twelve months, as a result of a greater holding of Leliq for Ps.271,252 million (36%).

Excluding the instruments issued by the Argentine Central Bank (Leliq and Lediv) and the repurchase agreement transactions, the net exposure to the public sector was Ps.542,384 million, equivalent to 13% of total asset, while in the second quarter of 2022 said exposure was Ps.544,846. million, representing 13% of total asset.

26

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Funding and liabilities

Deposits amounted to Ps.2,951,801 million as of June 30, 2023, registering a 1% decrease compared to the second quarter of the previous year. This decrease was the result of a lower volume of current accounts in pesos for Ps.173,300 million (34%), offset by a higher volume of other deposits in pesos for Ps.120,060 million (34%).

Deposits

In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	2Q	1Q	2Q	vs. 1Q23	vs. 2Q22
In pesos	**2,448,947**	**2,265,627**	**2,474,663**	**8**	**(1)**
Current accounts	330,696	454,231	503,996	(27)	(34)
Saving accounts	304,512	275,477	372,822	11	(18)
Time deposits	1,235,196	1,179,142	1,103,724	5	12
UVA-adjusted time deposits	26,613	33,698	97,576	(21)	(73)
Other	469,697	262,264	349,637	79	34
Interests and adjustments	82,233	60,815	46,908	35	75
In foreign currency	**502,854**	**537,432**	**519,193**	**(6)**	**(3)**
Saving accounts	301,534	323,080	300,562	(7)	—
Time deposits	73,651	80,752	89,188	(9)	(17)
Other	127,514	133,463	129,251	(4)	(1)
Interests and adjustments	155	137	192	13	(19)
Total deposits	**2,951,801**	**2,803,059**	**2,993,856**	**5**	**(1)**

Total deposit accounts as of June 30, 2023, reached 7.1 million, with an increase of 10% compared to the same date of the previous year.

The market share in private sector deposits reached 9.92% as of June 30, 2023, registering a decrease of 24 bp compared to the second quarter of 2022.

27

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Liabilities In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Financial entities 12,060 12,938 24,727 (7) (51) Financing from credit-card purchases 106,525 95,540 96,832 11 10 Negotiable obligations 6,587 8,437 25,460 (22) (74) Subordinated negotiable obligations 65,837 65,020 69,065 1 (5) Creditors from purchases of foreign currency 120 132 162 (9) (26) Collections on account of third parties 35,750 36,275 51,808 (1) (31) Other financial liabilities 120,070 134,135 89,520 (10) 34 Total financial liabilities 346,949 352,477 357,574 (2) (3) Financial liabilities amounted to Ps.346,949 million, registering an decrease of Ps.10,625 million (3%) compared to the Ps.357,574 million registered in the second quarter of 2022. The variation was mainly due to an decrease in negotiable obligations for Ps.18,873 million (74%) and in collections on account of third parties for Ps.16,058 million (31%). This was offset by an increase in other financial liabilities for Ps.30,550 million (34%). 28

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Liquidity Percentages, except otherwise noted 2023 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Cash and due from banks 529,787 600,004 577,997 (12) (8) Government securities 871,878 770,192 513,361 13 70 Call-money 6,100 743 4,973 721 23 Overnight placements in correspondent banks 27,981 18,170 19,385 54 44 Repurchase agreement transactions 215,957 179,542 231,005 20 (7) Escrow accounts 59,755 50,845 37,578 18 59 Other financial assets 472 3,802 100,907 (88) (100) Total liquid assets 1,711,930 1,623,298 1,485,206 5 15 Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 123.32 115.93 90.90 739 3,242 Liquid assets as a percentage of total deposits 58.00 57.91 49.61 9 839 As of June 30, 2023, the Bank’s liquid assets represented 123.32% of the Bank’s transactional deposits and 58.00% of its total deposits, as compared to 90.90% and 49.61%, respectively, as of June 30, 2022. 29 Liquidity

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Assets quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.41,766 million as of June 30, 2023, representing 2.65% of private-sector financing, recording a 49 bp increase as compared to the 2.16% recorded in the same quarter of 2022.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 160.78%, compared to 218.51% of a year before.

Financing Portfolio Quality

In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	2Q	1Q	2Q	vs. 1Q23	vs. 2Q22
Non-accrual Financings	**41,766**	**38,997**	**39,352**	**7**	**6**
With preferred guarantees	1,596	1,858	1,727	(14)	(8)
With other guarantees	857	995	1,209	(14)	(29)
Without guarantees	39,313	36,144	36,416	9	8
Allowance for loan losses	**67,151**	**72,533**	**85,989**	**(7)**	**(22)**
Relevant ratios (%)					**Variation (bp)**
NPL Ratio	2.65	2.50	2.16	15	49
Allowance for loan losses to loans to the private sector	4.25	4.65	4.72	(40)	(47)
Coverage	160.78	186.00	218.51	(2,522)	(5,773)
Non-accrual loans with guarantees to non-accrual financing	5.87	7.32	7.46	(145)	(159)
Cost of risk	3.78	2.82	3.64	96	14

30

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Allowance for loan losses At the beginning of the quarter 72,533 79,370 96,031 (9) (24) Changes in the allowance for loan losses Provisions charged to income 14,649 10,882 15,866 35 (8) Charge offs (2,677) (2,589) (10,329) 3 (74) Inflation effect (17,354) (15,130) (15,579) 15 11 Allowance for loan losses at the end of the quarter 67,151 72,533 85,989 (7) (22) Charge to the income statement Provisions charged to income (14,649) (10,882) (15,866) 35 (8) Direct charge offs (163) (134) (239) 22 (32) Bad debts recovered 505 768 1,208 (34) (58) Net charge to the income statement (14,307) (10,248) (14,897) 40 (4) During the quarter, Ps.2,677 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.163 million were made. 31

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Capitalization

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with the applicable regulation valid and in currency of each period.

Regulatory Capital

In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	2Q	1Q	2Q	vs. 1Q23	vs. 2Q22
Minimum capital required (A)	**232,782**	**183,503**	**111,333**	**27**	**109**
Allocated to credit risk	166,303	130,180	85,185	28	95
Allocated to market risk	12,500	9,731	1,203	28	939
Allocated to operational risk	53,979	43,592	24,945	24	116
Computable capital (B)	**673,691**	**527,226**	**327,612**	**28**	**106**
Tier I	621,028	484,747	294,915	28	111
Tier II	52,663	42,479	32,697	24	61
Excess over required capital (B) (A)	**440,909**	**343,723**	**216,279**	**28**	**104**
Risk weighted assets	**2,849,228**	**2,246,390**	**1,359,516**	**27**	**110**
Ratios (%)					**Variation (bp)**
Total capital ratio	23.64	23.47	24.10	17	(45)
Tier I capital ratio	21.80	21.58	21.69	22	10

As of June 30, 2023, the Bank's computable capital amounted to Ps.673,691 million, and the minimum capital requirement for that same period was Ps.232,782 million, leaving an available margin of Ps.440,909 million (189%). This excess was Ps.216,279 million (194%) as of the same date in 2022.

The minimum capital requirement increased Ps.121,449 million as compared to June 30, 2022, mainly due to the growth of the regulatory requirements on risk weighted assets. Computable capital increased Ps.346,079 million in the same period, primarily as consequence of the results generated during the quarter and due to an increase of the accounting shareholders' equity as a result of the inflation adjustment. The total capital ratio was 23.64%, decreasing 45 bp during the last twelve months and increasing 17 bp compared to March 31, 2023.

32

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Financial Report Naranja X is the fintech entity of Grupo Galicia that assists clients to promote the use of money. Naranja X creates technological solutions for the personal and business financials of millions of Argentines. Naranja X’s biggest challenge is being easily accessible to customers and providing them with simple tools to help them grow, improve their quality of life and access a world of possibilities.

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Ps.937 million Net income for the period -13% vs. 6M 2022 ROE 1.46% -21 bp vs. 6M 2022 Efficiency ratio 69.40% -25 bp vs. 6M 2022 2,758 Employees 8,489 Credit cards In thousands 155 Branches and other points of sale 34 Ps.185 million Results for the quarter -82% vs. 2Q 2022 ROE 0.58% -275 bp vs. 2Q 2022 Efficiency ratio 68.69% -409 bp vs. 2Q 2022 Highlights 2,419 Deposit accounts In thousands

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Results for the quarter

In the second quarter, Naranja X registered a net income of Ps.185 million, Ps.871 million (82%) lower than the result recorded for the same period of the previous year, mainly as a result of a greater negative result for the monetary position for Ps.4,341 million (27%), offset by higher net operating income for Ps.5,866 million (12%).

The operating result reached Ps.23,641 million, 40% higher than the Ps.16,853 million in the same quarter of 2022. The result for the quarter represented, on an annualized basis, an ROA of 0.12% and an ROE of 0.58%, while in the second quarter of 2022 they represented 0.76% and 3.33%, respectively.

Net operating income for the quarter amounted to Ps.54,858 million, which meant an increase of 12% compared to the same quarter of 2022. This increase was the result of a higher net interest income for Ps.3,356 million (11%) and higher net fee income for Ps.2,193 million (11%).

Income Statement					
In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	2Q	1Q	2Q	vs. 1Q23	vs. 2Q22
Net interest income	33,459	32,385	30,103	3	11
Net fee income	21,931	22,070	19,738	(1)	11
Net results from financial instruments	2,167	1,136	935	91	132
Gold and foreign currency quotation differences	(184)	(156)	(116)	18	59
Other operating income	4,592	4,750	3,830	(3)	20
Loan loss provisions	(7,107)	(7,416)	(5,498)	(4)	29
Net operating income	**54,858**	**52,769**	**48,992**	**4**	**12**
Personnel expenses	(9,133)	(8,688)	(9,726)	5	(6)
Administrative expenses	(8,678)	(8,699)	(7,934)	—	9
Depreciations and devaluations of assets	(1,493)	(1,258)	(1,570)	19	(5)
Other operating expenses	(11,913)	(12,347)	(12,909)	(4)	(8)
Operating income	**23,641**	**21,777**	**16,853**	**9**	**40**
Results from the net monetary position	(20,355)	(20,141)	(16,014)	1	27
Income tax	(3,101)	(884)	217	251	(1,529)
Net income	**185**	**752**	**1,056**	**(75)**	**(82)**
Other comprenhensive income	173	3	—	5,667	100
Total comprenhensive income	**358**	**755**	**1,056**	**(53)**	**(66)**

35

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima 36 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 0.12% 0.48% 0.76% 2Q 2023 1Q 2023 2Q 2022 0.58% 2.34% 3.33% 2Q 2023 1Q 2023 2Q 2022 25.33% 22.81% 21.13% 2Q 2023 1Q 2023 2Q 2022 68.69% 70.15% 72.79% 2Q 2023 1Q 2023 2Q 2022

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Assets Cash and due from banks 8,489 6,974 8,220 22 3 Debt securities 12,069 1,376 7,157 777 69 Net loans and other financing 449,562 463,694 502,235 (3) (10) Other financial assets 121,897 113,682 19,400 7 528 Property, bank premises, equipment 17,383 17,896 17,988 (3) (3) Intangible assets 4,471 4,924 6,370 (9) (30) Other non-financial assets 13,152 12,575 15,105 5 (13) Total assets 627,023 621,121 576,475 1 9 Liabilities Deposits 58,753 44,375 20,306 32 189 Financing from financial entities 69,726 63,306 94,148 10 (26) Other financial liabilities 270,083 269,267 251,410 — 7 Negotiable obligations 72,233 87,529 58,817 (17) 23 Other non-financial liabilities 28,533 25,878 23,752 10 20 Total liabilities 499,328 490,355 448,433 2 11 Shareholders' equity 127,695 130,766 128,042 (2) — 37 Selected financial information

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2023 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Non-accrual loans 20,584 19,170 18,329 7 12 Allowances for loan losses and provisions 24,651 24,836 28,142 (1) (12) Ratios (%) Variation (bp) NPL Ratio 4.42 3.98 3.50 44 92 Allowance for loan losses to loans to the private sector 5.29 5.15 5.37 14 (8) Coverage 119.76 129.56 153.54 (980) (3,378) Cost of risk 6.07 6.43 4.24 (36) 182 Taking into consideration the provisions for unused credit-card balances, the coverage ratio as of June 30, 2023 amounted to 119.76%, compared to 153.54% on the same date of the previous year. 38 Assets quality

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Allowances for loan losses At the beginning of the quarter 24,836 24,814 30,060 — (17) Changes in the allowance for loan losses Provisions charged to income 6,541 6,839 4,811 (4) 36 Reversals of allowances for loan losses (1,172) (925) (1,730) 27 (32) Charge off (563) (1,034) (274) (46) 105 Effect of inflation (4,991) (4,858) (4,725) 3 6 Allowance for loan losses at the end of the quarter 24,651 24,836 28,142 (1) (12) Charge to the income statement Provisions charged to income (6,541) (6,839) (4,811) (4) 36 Direct charge offs (566) (577) (688) (2) (18) Bad debt recovered 339 312 358 9 (5) Net charge to the income statement (6,768) (7,104) (5,141) (5) 32 39

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Financial Report Galicia Seguros' commercial activity began in 1996 as a member of Grupo Galicia. Today it is a leader in home, theft, and personal accident insurance.

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Ps.2,018 million Net income for the period +77% vs. 6M 2022 ROE 53.29% +2,193 bp vs. 6M 2022 Combined Ratio 88.60% +188 bp vs. 6M 2022 339 2,636 Employees Polices In thousands 41 Clients In thousands Ps.1,031 million Net income for the quarter +123% vs. 2Q 2022 ROE 55.62% +2,922 bp vs. 2Q 2022 Combined Ratio 91.31% +247 bp vs. 2Q 2022 1,905 Highlights

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Income Statement

In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	2Q	1Q	2Q	vs. 1Q23	vs. 2Q22
Earned premium	8,007	8,212	8,288	(2)	(3)
Incurred claims	(1,385)	(1,469)	(1,751)	(6)	(21)
Withdrawals	(38)	(12)	(52)	217	(27)
Life annuities	(10)	(11)	(13)	(9)	(23)
Acquisition and general expenses	(3,665)	(3,602)	(3,504)	2	5
Other income and expenses	(50)	(118)	(40)	(58)	25
Underwriting income	**2,859**	**3,000**	**2,928**	**(5)**	**(2)**
Interest income	1,544	2,724	3,868	(43)	(60)
Net results from financial instruments	408	(1,245)	(3,078)	(133)	(113)
Gold and foreign currency quotation differences	8	32	(26)	(75)	(131)
Other operating income	490	315	153	56	220
Net operating income	**5,309**	**4,826**	**3,845**	**10**	**38**
Personnel expenses	(1,329)	(1,173)	(1,176)	13	13
Administrative expenses	(581)	(498)	(625)	17	(7)
Depreciations and devaluations of assets	(257)	(182)	(211)	41	22
Other operating expenses	—	(15)	1	(100)	(100)
Operating income	**3,142**	**2,958**	**1,834**	**6**	**71**
Results from the net monetary position	(1,115)	(1,267)	(635)	(12)	76
Income tax	(996)	(704)	(737)	41	35
Net income	**1,031**	**987**	**462**	**4**	**123**
Other comprehensive income	26	(14)	(43)	(286)	(160)
Total comprehensive income	**1,057**	**973**	**419**	**9**	**152**

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Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 43 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE 21.33% 19.51% 8.84% 2Q 2023 1Q 2023 2Q 2022 55.62% 51.07% 26.40% 2Q 2023 1Q 2023 2Q 2022 91.31% 85.99% 88.84% 2Q 2023 1Q 2023 2Q 2022 74.19% 76.18% 82.15% 2Q 2023 1Q 2023 2Q 2022

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Assets Cash and due from banks 293 90 22 226 1,232 Debt securities 251 213 282 18 (11) Net loans and other financing 8 — 37 — (78) Other financial assets 10,304 8,732 6,631 18 55 Property, bank premises, equipment 331 395 2,617 (16) (87) Intangible assets 444 489 220 (9) 102 Assets for insurance contracts — — 8,712 — (100) Other non-financial assets 9,047 8,937 267 1 3,288 Total assets 20,678 18,856 18,788 10 10 Liabilities Financing received from financial institutions — — 224 — (100) Liabilities for insurance contracts 7,356 7,400 8,998 (1) (18) Other non-financial liabilities 5,275 4,466 3,215 18 64 Total liabilities 12,631 11,866 12,437 6 2 Shareholders' equity 8,047 6,990 6,351 15 27 44 Selected financial information

Financial Report Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Since 1958, Fondos Fima has been managing mutual funds distributed by Galicia through its multiple channels and other agents.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Highlights

Ps.7,181 million
Net income for the period
+63% vs. 6M 2022

Ps.1,174
Assets under management
In billions
+5% vs. 2Q 2022

10.8%
Market share
-70 bp vs. 2Q 2022

Ps.4,431 million
Net income for the quarter
+82% vs. 2Q 2022

28
Employees

14
Assets under management

46

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Income Statement In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Net interest income (151) 151 (1) (200) 15,000 Net results from financial instruments 2,183 1,706 547 28 299 Gold and foreign currency quotation differences 7 6 3 17 133 Other operating income 5,474 5,753 4,791 (5) 14 Net operating income 7,513 7,616 5,340 (1) 41 Personnel and administrative expenses (398) (382) (413) 4 (4) Other operating expenses (411) (415) (296) (1) 39 Operating income 6,704 6,819 4,631 (2) 45 Results from the net monetary position (1,219) (1,246) (690) (2) 77 Income tax (1,054) (2,823) (1,503) (63) (30) Net income 4,431 2,750 2,438 61 82 47 Results for the quarter

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Mutual fund In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Fima Premium 915,362 910,377 863,744 1 6 Fima Ahorro Pesos 50,118 52,863 49,844 (5) 1 Fima Ahorro Plus 82,443 90,048 79,629 (8) 4 Fima Capital Plus 51,875 32,866 37,839 58 37 Fima Renta en Pesos 26,932 26,810 38,358 — (30) Fima Renta Plus 15,017 13,190 28,420 14 (47) Fima Abierto Pymes 2,429 2,332 2,533 4 (4) Fima Acciones 12,409 6,113 2,583 103 380 Fima PB Acciones 7,054 4,392 2,412 61 192 Fima Mix I 6,280 3,824 4,863 64 29 Fima Mix II 1,116 589 56 89 1,893 Fima Renta Acciones Latinoamerica 162 159 162 2 — Fima Renta Fija Internacional 1,574 1,617 1,942 (3) (19) Fima Sustentable ESG 857 723 93 19 822 Total assets under management 1,173,628 1,145,903 1,112,478 2 5 48 Assets under management

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2022 Variation (%) 2Q 1Q 2Q vs. 1Q23 vs. 2Q22 Assets Cash and due from banks 1,902 2,125 1,582 (10) 20 Debt securities — 205 — (100) — Other financial assets 10,069 7,624 6,670 32 51 Other non-financial assets 3 — — — — Total assets 11,974 9,954 8,252 20 45 Liabilities Other non-financial liabilities 3,255 5,667 2,315 (43) 41 Total liabilities 3,255 5,667 2,315 (43) 41 Shareholders' equity 8,719 4,287 5,937 103 47 49 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Relevant information

Negotiable obligations

On July 27, 2023, Naranja X issued the Class LXI Negotiable Obligations for Ps.12.072 million, maturing in 12 months and with a rate of Badlar +5.0%.

Dividends

In May Grupo Galicia paid dividends for Ps.35,000 million. Then, during June, July and August, it paid dividends for Ps.37,500 million in 3 payments of Ps.12,500 million each.

Acquisition Sura Argentina

On August 11, 2023, Grupo Galicia, through Sudamericana Holding, acquired 99.43% of Seguros Sura S.A (Sura Argentina), for US$19 million.

The transfer of shares is subject to prior approval by the National Insurance Superintendence.

Sura Argentina has insurance solutions and services for individuals, SMEs and large companies. With this operation, Grupo Galicia expands its insurance offer and its business model.

50

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

ESG

↘

Sustainable Value Partner

Banco Galicia launched its Sustainable Value Partner line.

- Providers can boost their sales and achieve a liquidity advantage to boost their operations by offering a differential rate to their customers.
- Policyholders can be financed with affordable rates in an agile and automatic way.

Trasa Negotiable Obligation

In June 2023, Trasa issued the Negotiable Obligation for an amount of Ps.30 million, with a maturity of 12 months, and guaranteed by Banco Galicia. This issuance is the first social bond of a first B company, at a Badlar rate +0%, for the construction of Modular Units for Financial Inclusion in poor neighborhoods of the province of Buenos Aires, the Autonomous City of Buenos Aires, Chaco, Entre Rios, Misiones and Salta.

51

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Regulatory changes

Savings deposits, salary account and specials in yuan

The BCRA, through communication "A" 7796, incorporated the Renminbi Yuan as the accepted currency for deposit-taking in savings banks and special checking accounts for legal persons.

Interest rates

The BCRA, in its communication "A" 7822 established, with effect from August 15 inclusive, to raise the rates of the following deposits and financing:

- Time deposits from individuals: 118% TNA (209% TEA).

- Time deposits not included in the previous point: 111% TNA (189% of TEA).

- Deposits with early cancellation option in Purchasing Value Units ("UVA"): 108.93% TNA. But when the contractual term of the deposit is at least 180 days and the effective term in which it has been maintained is at least 120 days, that TNA is 110.93%.

- Line of financing for the productive investment of MSMEs: For investment projects the rate is 97% and for working capital 109% TNA.

- Limit to compensatory interest for financing to individuals linked to credit cards: as of the billing cycle corresponding to September 2023, it is replaced by 107% TNA. This is subject to financial institutions arbitrating the necessary means in order to notify cardholders of said limit prior to its application.

52

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Combined ratio: (acquisition and general expenses + personnel expenses + administrative expenses + depreciations and devaluations of assets + incurred claims + other income and expenses) / (earned premiums + withdrawals + life annuities). Cost of risk: loan-loss provisions / average financing. Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing. Digital customers: number of customers with login in digital channels in the last 30 days. Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest- earning assets. Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible. NPL ratio: non-accrual portfolio / total financing. ROA: net income attributable to the company on average assets. ROE: net income attributable to the company on average shareholders’ equity. 53 Glossary and additional information Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee- related expenses and turnover tax on financial income and fees- + result from the net monetary position).

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Inflation, exchange rate and interest rates 2023 2022 2Q 1Q 4Q 3Q 2Q Consumer price index (IPC) (1) 1,709.6115 1,381.1601 1134.5875 967.3076 793.0278 Consumer price index (IPC) (%) 23.78 21.73 17.29 21.98 17.30 Wholesale price index (IPIM) (%) (2) 23.08 19.73 18.21 22.19 16.75 Acquisition value unit (UVA) (3) 272.76 218.27 185.03 154.72 129.08 Exchange rate (Ps./US$) (4) 256.68 208.99 177.13 147.32 125.22 Badlar (5) (quartely averages) 85.97 70.09 69.18 59.37 45.71 (1) Published by the INDEC (National Institute of Statistics) (2) Internal Wholesale Price Index. Source: INDEC (National Institute of Statistics and Censuses of the Argentine Republic). (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million. (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. 54

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Contact us www.gfgsa.com +54 11 6329 4881 inversores@gfgsa.com asg@gfgsa.com web Phone e-mail